Filed by Endo, Inc.

(Commission File No.: 333-280767)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Endo, Inc.

(Commission File No.: 333-280767)

The following is an excerpt from the transcript of a town hall meeting shared with Endo, Inc. (“Endo”) employees, in connection with the proposed transaction between Mallinckrodt plc (“Mallinckrodt”) and Endo, which, along with a recording of the town hall meeting, was made available to Endo employes on March 17, 2025:

Scott Hirsch:

[…] thank you everyone for joining us today, which is a big day. We have an extraordinary item of news and our joining forces with Mallinckrodt. This is a transformative step for Endo and we believe it’s the best path forward for the company, for our stakeholders, including our patients, customers, investors, and you, our talented team. I know the news today creates uncertainty. It creates change. Those of you who have gotten to know me know that I care a lot. I care about you, I care about the company, I care about everyone’s future here, and I want to take a moment to say everything is going to be okay. Importantly, Endo needed some change. Many of you said it to me in meetings, in lunches, in the halls. Many of you just felt it and it was clear. I think it was clear to the management team and the board that investing in our growth behind international, the generic supply chain for Lidoderm, the SI pipeline, the Xiaflex future indications, the on-market advertising and promotion and selling for Xiaflex and Supprelin was an environment that was really spreading us in many different directions.

And we were doing a lot of things subscale versus focusing on a few things with size, critical mass and conviction. We’re confident today that together Endo and Mallinckrodt will drive good concentrated growth across both our branded and sterile and generic businesses, will enhance our overall market position and create new opportunities that will drive long-term value. Mallinckrodt’s product portfolio is highly complementary to ours, covering treatments for a variety of conditions. As we said on the call this morning, the earnings call, this is not an opportunity for selling synergy, it’s about quite the opposite, it’s therapeutic area expansion that we need. Our combined branded portfolio will include key brands across a wide range of therapeutic areas. It’ll enhance our market position and add flexibility for us to invest in growth within our core therapeutic areas and in additional tangential therapeutic areas. We also share similar cultures and a joint mission of improving patients’ lives. We expect that combining our businesses will give us the ability to serve more patients, more customers, and maintain our strong commitment to delivering life-enhancing therapies with a high level of service.

A name for the combined company will be announced at some point in due course, so stay tuned. In terms of leadership, we announced that Mallinckrodt’s current CEO, Siggi Olafsson, will become president and CEO upon closing. Obviously bittersweet for me, I love it here, but it can never be about me. And Endo will have [a say over] five of the nine board seats, [which will include] Paul Efron from our board who will become the combined company board chair. Three of our other existing directors and a fifth director will be joining [selected by the combined company board, with a tie-break by Paul]. I will also be joining the board. We also announced that following the close of our merger with Mallinckrodt, we plan to spin off the generics and sterile injectables business into a separate and independently managed company, which will enable each of the future companies to sharpen its focus on its respective portfolios. This is what will allow the companies to really allocate the time, the energy, the resources, both financially and human resources to be able to succeed in their growth.

Orchestrating a spinoff will take time and the process will not begin until after we close the merger, so it’s premature to get into details about what exactly that will look like, but more details will emerge over the near future. At a high level, we believe that combined generics and sterile portfolios will be better served as part of a standalone business with dedicated management, more focused strategic and operational capital allocation strategies supported by the commercial and manufacturing infrastructure, both here in the US and globally.

We expect the merger with Mallinckrodt to close in the second half of this year and there will be no changes with how we work until much farther after this transaction is completed. Endo and Mallinckrodt will continue to operate as two separate companies. And importantly, our day-to-day responsibilities remain intact, remain the same here at Endo right now. For now, the most important thing for us all to do is to stay focused on our work, keep delivering for our patients and our customers. I know this is a significant development and we’ll be sure to keep you informed of progress along the way.

I expect to have more details as time goes by and we get closer to the completion of the transaction. Our team has always been a key factor in Endo’s success. I’ve been so impressed, as I said on the call with the fortitude and the capabilities of this team. It is an absolutely amazing one-of-a-kind culture. Mallinckrodt’s interest in merging with us is an absolute testament to the excellent work we have done and we continue to do. […]

I’d like to also give Patrick and Mark a chance to share their perspectives on this week’s news, so I’ll turn it over to Mark.

Mark Bradley:

Great, thanks Scott. Well look, I first want to acknowledge that this team has been through a lot, to say the least over the past few years, and this news is quite a bit to digest. Like Scott, I really want to thank everybody for their focus, their perseverance, the resilience. I think it’s really what’s gotten us here. It’s really been the hallmark characteristics of this company for as long as I’ve been here, which is 18 years, and I think it’s going to be crucial as we continue on this journey together. […]

I am a firm believer that change brings opportunity, and as you heard Scott say, this is a tremendous opportunity for both companies. And Scott and I have had many conversations about the need to do something transformative. This is an opportunity that’s going to create two companies that are really uniquely poised for growth. It’s a really strong thesis here, but it’s going to take some time, it’s going to take some effort and certainly a lot of planning.

[…] I know that they will and just know that as we have in the past, we will continue to communicate with you as details emerge and as Scott said, there’s not a lot of details right now, but over the coming weeks and months more will become available and we’ll be sure to share that all with you. Maybe Patrick, if you want to comment here.

Patrick Barry:

Thank you, Mark. Thank you, Scott. Thank you, Mark, for your comments. And I guess I’ll be redundant by saying thank you to everyone, but that’s okay. That’s good redundancy. I’m grateful for everyone here. I’m grateful for your commitment to your customers and I’m grateful for those who support the commercial organization and make what we do possible. As it’s been said already, the steps this week, it’s been a week, but I think it’s been reiterated by both Mark and Scott, these are positive moves. This puts us on a path to building stronger companies, plural, as Mark said.

[…] I think Scott laid out the thesis very well. If you heard the earnings call, you got a taste of what that may be looking like in the future, but I did want to take the opportunity to maybe put a little shine on what it means in the US by segment. Scott said it already, for the sterile and generics team, what a great opportunity on the other side to be a standalone player from a generic and sterile perspective to have meaningful scale. The combined businesses are also very complimentary. That came through during the diligence process.

In fact, when you look at the sterile injectable piece, there’s virtually no customer facing overlap for our sterile injectable KAMS teams. And then when you begin to explore the complimentary presence that our NAM generic team has against our consortium customers, you begin to see that there’s potentially a synergistic play and a complimentary play there from a commercial facing perspective.

On the branded business, there was a lot of communication around that on the earnings call, Scott hit on this as well. But essentially on the branded side with the combined portfolios, you’re really creating a strong diversified specialty portfolio. Strong base in rare, strong base in orphan. And again, no customer overlap, so that’s exciting to really open up the aperture, as Scott likes to say, in terms of how we can view the opportunities organically as well as inorganically through business development, so we’ve got scale here. We’ve got the opportunity to invest internally behind our pipeline with a standalone branded entity as well as doing meaningful business development. And again, we know the capabilities that we bring to the table. We’re going to give a nod and a tip of the cap to the Mallinckrodt team commercially as well as they have capabilities. […]

Laure Park:

Scott, I’ll let you bring us home here and then I’ll take some logistics at the end.

Scott Hirsch

[…] I really want to say again, I’ve been so impressed. This business has a group of people and a culture that really reflects the fortitude of everything so many of you have been through for so many years. The duration of people here is outstanding. We are two companies that will become two more focused companies, and it’s really important to say that. This is not two companies becoming one. This is two companies really trying to isolate and focus into two separate companies where their skills, their capabilities, their opportunities, their investment into those future growth drivers are better positioned. And I’m really confident that this transaction does that. Again, I want to thank you all for everything you’ve done that’s been able to position us to get here today, and I’m sure we’ll talk more about this over the coming weeks. […]

NO OFFER OR SOLICITATION

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Combination and Where to Find It

In connection with the proposed transaction, Mallinckrodt intends to file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Mallinckrodt and Endo and that also constitutes a prospectus of Mallinckrodt ordinary shares. Each of Mallinckrodt and Endo may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Mallinckrodt or Endo may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of Mallinckrodt and Endo. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about Mallinckrodt, Endo, and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Mallinckrodt will be available free of charge on Mallinckrodt’s website at https://ir.mallinckrodt.com. Copies of the documents filed with the SEC by Endo will be available free of charge on Endo’s website at https://investor.endo.com.

Participants in the Solicitation of Proxies

Mallinckrodt, Endo, and certain of their respective directors, executive officers, and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Mallinckrodt, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) Mallinckrodt’s proxy statement for its 2024 Annual Meeting of Shareholders, which was filed with the SEC on April 15, 2024 (and which is available at https://www.sec.gov/Archives/edgar/data/1567892/000110465924046964/tm242936-1_def14a.htm), including under the headings “Corporate Governance”, “Our Director Nominees,” “Board of Directors and Board Committees,” “Compensation of Non-Employee Directors,” “Executive Officers” “Compensation of Executive Officers,” “Pay Versus Performance,” “Security Ownership and Reporting,” “Equity Compensation Plan Information” and “Proposals 1(A) Through 1(E): Election of Directors”, (ii) Mallinckrodt’s Annual Report on Form 10-K for the fiscal year ended December 27, 2024, which was filed with the SEC on March 13, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001567892/000156789225000010/mnk-20241227.htm), including under the headings “Item 10. Directors, Executive Officers and Corporate Governance”, “Item 11. Executive Compensation”, “Item 12. Security Ownership of Certain Beneficial

Owners and Management and Related Stockholder Matters”, “Item 13. Certain Relationships and Related Transactions and Director Independence”, and (iii) to the extent holdings of Mallinckrodt’s securities by its directors or executive officers have changed since the amounts set forth in Mallinckrodt’s proxy statement for its 2024 Annual Meeting of Shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at EDGAR Search Results

(https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001567892&type=&dateb=&owner=only&count=40&search_text=).

Information about the directors and executive officers of Endo, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) Endo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March 13, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0002008861/000200886125000007/ndoi-20241231.htm), including under the headings “Item 10. Directors, Executive Officers and Corporate Governance”. “Item 11. Executive Compensation”, “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, “Item 13. Certain Relationships and Related Transactions and Director Independence”, and (ii) to the extent holdings of Endo’s securities by its directors or executive officers have changed since the amounts set forth in Endo’s Annual Report on Form 10-K, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at EDGAR Search Results (https://www.sec.gov/cgi-bin/browse-edgar? action=getcompany&CIK= 0002008861&type=&dateb=&owner=only&count=40&search_text=). Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read these materials carefully before making any voting or investment decisions. You may obtain free copies of these documents from Mallinckrodt or Endo using the sources indicated above.

Information Regarding Forward-Looking Statements

Statements in this communication that are not strictly historical (including, among other things, statements regarding the proposed business combination transaction between Mallinckrodt and Endo, Mallinckrodt and Endo’s plans to combine their generics pharmaceuticals businesses and Endo’s sterile injectables business after the close of the proposed business combination and separate that business from the combined company at a later date, the anticipated benefits of the proposed transactions, the anticipated impact of the proposed transactions on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transactions, the anticipated closing date for the proposed business combination transaction and any other statements regarding events or developments Mallinckrodt and Endo believe or anticipate will or may occur in the future) may be “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties.

There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things:

(i)

transaction-related risks, including the parties’ ability to successfully integrate Mallinckrodt’s and Endo’s business and unanticipated costs of such integration, which may result in the combined company not operating as effectively and efficiently as expected; uncertainties related to a future separation of the combined generics pharmaceuticals businesses of Mallinckrodt and Endo and Endo’s sterile injectables business; the risk that the expected benefits and synergies of the proposed transactions may not be fully realized in a timely manner, or at all; the risk associated with Mallinckrodt’s and Endo’s ability to obtain the approval of their shareholders and stockholders, respectively, required to consummate the proposed business combination transaction; uncertainty regarding the timing of the closing of the proposed business combination transaction; the risk that the conditions to the proposed business combination transaction may not be satisfied (or waived to the extent permitted by law) on a timely basis or at all or the failure of the proposed business combination transaction to close for any other reason or to close on the anticipated terms, including the intended tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the proposed business combination transaction may not be obtained or may be obtained subject to conditions that are not anticipated; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed business combination transaction; unanticipated difficulties, liabilities or expenditures relating to the proposed transactions; the effect of the announcement, pendency or completion of the proposed transactions on the parties’ business relationships and business operations generally; certain restrictions on the ability of Mallinckrodt and Endo to pursue certain business activities or strategic transactions during the pendency of the proposed business combination transaction; the effect of the announcement, pendency or completion of the proposed transactions on the long-term value of Mallinckrodt’s ordinary shares and Endo’s common stock; risks that the proposed transactions may disrupt current plans and operations of Mallinckrodt and Endo and their respective management teams and potential difficulties in hiring, retaining and motivating employees as a result of the proposed transactions; risks related to Mallinckrodt’s increased indebtedness as a result of the proposed business combination transaction; significant transaction costs related to the proposed business combination transaction; potential litigation relating to the proposed transactions that could be instituted against Mallinckrodt, Endo or their respective officers or directors; rating agency actions and Mallinckrodt’s and Endo’s ability to access short- and long-term debt markets on a timely and affordable basis; and risks related to the financing in connection with the transaction;

(ii)

risks related to Mallinckrodt’s business, including potential changes in Mallinckrodt’s business strategy and performance; Mallinckrodt’s initiative to explore a variety of potential divestiture, financing and other transactional opportunities; the exercise of contingent value rights by the Opioid Master Disbursement Trust II (the “Trust”); governmental investigations and inquiries, regulatory actions, and lawsuits, in each case related to Mallinckrodt or its officers; Mallinckrodt’s contractual and court-ordered compliance obligations that, if violated, could result in penalties; compliance with and restrictions under the global settlement to resolve all opioid-related claims; matters related to Acthar Gel, including the settlement with governmental parties to resolve certain disputes and compliance with and restrictions under the related corporate integrity agreement; the ability to maintain relationships with Mallinckrodt’s suppliers, customers, employees and other third parties following the emergence from the 2023 bankruptcy proceedings; scrutiny from governments, legislative bodies and enforcement agencies related to sales, marketing and pricing practices; pricing pressure on certain of Mallinckrodt’s products due to legal changes or changes in insurers’ or other payers’ reimbursement practices resulting from recent increased public scrutiny of healthcare and pharmaceutical costs; the reimbursement practices of governmental health administration authorities, private health coverage insurers and other third-party payers; complex reporting and payment obligations under the Medicare and Medicaid rebate programs and other governmental purchasing and rebate programs; cost containment efforts of customers, purchasing groups, third-party payers and governmental organizations; changes in or failure to comply with relevant laws and regulations; any undesirable side effects caused by Mallinckrodt’s approved and investigational products, which could limit their commercial profile or result in other negative consequences; Mallinckrodt’s and its partners’ ability to successfully develop, commercialize or launch new products or expand commercial opportunities of existing products, including Acthar Gel (repository corticotropin injection) SelfJect™ and the INOmax Evolve DS delivery system; Mallinckrodt’s ability to successfully identify or discover additional products or product candidates; Mallinckrodt’s ability to navigate price fluctuations and pressures, including the ability to achieve anticipated benefits of price increases of its products; competition; Mallinckrodt’s ability to protect intellectual property rights, including in relation to ongoing and future litigation; limited clinical trial data for Acthar Gel; the timing, expense and uncertainty associated with clinical studies and related regulatory processes; product liability losses and other litigation liability; material health, safety and environmental laws and related liabilities; business development activities or other strategic transactions; attraction and retention of key personnel; the effectiveness of information technology infrastructure, including risks of external attacks or failures; customer concentration; Mallinckrodt’s reliance on certain individual products that are material to its financial performance; Mallinckrodt’s ability to receive sufficient procurement and production quotas granted by the U.S. Drug Enforcement Administration; complex manufacturing processes; reliance on third-party manufacturers and supply chain providers and related market disruptions; conducting business internationally; Mallinckrodt’s significant levels of intangible assets and related impairment testing; natural disasters or other catastrophic events; Mallinckrodt’s substantial indebtedness and settlement obligation, its ability to generate sufficient cash to reduce its indebtedness and its potential need and ability to incur further indebtedness; restrictions contained in the agreements governing Mallinckrodt’s indebtedness and settlement obligation on Mallinckrodt’s operations, future financings and use of proceeds; Mallinckrodt’s variable rate indebtedness; Mallinckrodt’s tax treatment by the Internal Revenue Service under Section 7874 and Section 382 of the Internal Revenue Code of 1986, as amended; future changes to applicable tax laws or the impact of disputes with governmental tax authorities; the impact of Irish laws; the impact on the holders of Mallinckrodt’s ordinary shares if Mallinckrodt were to cease to be a reporting company in the United States; the comparability of Mallinckrodt’s post-emergence financial results and the projections filed with the Bankruptcy Court; and the lack of comparability of Mallinckrodt’s historical financial statements and information contained in its financial statements after the adoption of fresh-start accounting following emergence from the 2023 bankruptcy proceedings; and

(iii)

risks related to Endo’s business, including future capital expenditures, expenses, revenues, economic performance, financial conditions, market growth and future prospects; Endo changes in competitive, market or regulatory conditions; changes in legislation or regulations; global political changes, including those related to the new U.S. presidential administration; Endo’s use of artificial intelligence and data science; the ability to obtain and maintain adequate protection for intellectual property rights; the impacts of competition such as those related to XIAFLEX®; the timing and uncertainty of the results of both the research and development and regulatory processes; health care and cost containment reforms, including government pricing, tax and reimbursement policies; litigation; the performance including the approval, introduction and consumer and physician acceptance of current and new products;

the performance of third parties upon whom Endo relies for goods and services; issues associated with Endo’s supply chain; Endo’s ability to develop and expand its product pipeline and to launch new products and to continue to develop the market for XIAFLEX® and other branded, sterile injectable or generic products; the effectiveness of advertising and other promotional campaigns; and the timely and successful implementation of business development opportunities and/or any other strategic priorities.

The registration statement on Form S-4 and proxy statement/prospectus that will be filed by Mallinckrodt with the SEC will describe additional risks in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 and proxy statement/prospectus are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Mallinckrodt’s most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q, and other filings with the SEC, which are available from the SEC’s website (www.sec.gov) and Mallinckrodt’s website (www.mallinckrodt.com) and Endo’s most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q and other filings with the SEC, which are available from the SEC’s website (www.sec.gov) and Endo’s website (www.endo.com). There may be other risks and uncertainties that we are unable to predict at this time or that we currently do not expect to have a material adverse effect on our business.

The forward-looking statements made herein speak only as of the date hereof and Mallinckrodt and Endo do not assume any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law. Given these uncertainties, one should not put undue reliance on any forward-looking statements.